FreedomTree Financial
The FreedomTree Financial Group

Jermaine E. Spence
Managing Partner

656 Bellemeade Avenue, NW
Suite A
Atlanta, GA 30318
toll-free 877.369.1889
Tel) 770.369.1889
jspence@freedomtreefinancial.com

February 4, 2010

Chief, Office of Information Technology
Division of Corporation Finance
Filer Support
Securities and Exchange Commission
100 F Street, North East
Washington, District of Columbia 20549

Ref: Central Index Key 0001437765

Dear Sir or Madame:

I am Jermaine Spence, the sole authorized filer and signatory for Spence-Lingo & Company, Ltd. for filings which are made to the Securities and Exchange Commission's ("the Commission") EDGAR filing system.

I am submitting this Amendment Withdrawal to request withdrawal of Form Filing 10-12 B/A made on July 22, 2008. This filing was submitted as a "LIVE" filing instead of "TEST" :

Company	Filing Date	Form Filing	File No:	Description	Accession Number
Spence-Lingo & Company, Ltd	2008-07-22	10-12B/A	001-34107	[Amend] Registration Statement for Securities [Section 12b)]	0001437765-08-000022

For further questions, please contact us toll-free at 877-369-1889 or by email at 770-369-1889.

With All Best Wishes
/s/ Jermaine B. Spence
Jermaine B. Spence

Jes/

.